Mail Stop 5546
								November 27, 2007


Via U.S. Mail and Facsimile

Azim Premji
Chairman and Managing Director
Wipro Ltd.
Doddakannelli, Sarjapur Road
Bangalore, Karnataka 56035, India

	Re:	Wipro Ltd.
		Form 20-F for the Fiscal Year Ended March 31, 2006
		Filed May 30, 2007
		Response Letters Dated October 11, 2007 and November 16,
2007
      File No. 1-16139

Dear Mr. Premji:

      We refer you to our comment letters dated September 28, 2007 and October 18, 2007 regarding business contacts with Iran and Syria.
We have completed our review of this subject matter and have no further comments at this time.

								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk


cc: 	Joshua A. Holzer, Esq.
	Wilson Sonsini Goodrich & Rosati, P.C.
	Fax: (202) 973-8899

      Barbara Jacobs
		Assistant Director
		Division of Corporation Finance